As filed with the Securities and Exchange Commission on November 26, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5/Final Amendment)

BUSINESS OBJECTS S.A.

(Name of Subject Company (Issuer))

BUSINESS OBJECTS S.A.

(Name of Filing Person (Offeror))

Options Granted with Exercise Prices Equal to or Greater than 30 euros per Share Under the Business Objects
S.A. 1999 Stock Option Plan, as amended and 2001 Stock Option Plan, as amended to subscribe to or purchase Ordinary
Shares, nominal value 0.10 euro per share, Held by Certain Option Holders
(Title of Class of Securities)

1232 8X 107
(CUSIP Number of Class of Securities)
(American Depositary Shares representing Ordinary Shares)

Clifton Thomas Weatherford
Chief Financial Officer
Business Objects
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address, including zip code, and telephone number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Steven V. Bernard, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$103,001,545.79	$9,476.14

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to subscribe to or purchase 4,702,101 ordinary shares of Business Objects S.A. having an aggregate value of $103,001,545.79 will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the product of 0.000092 and the value of the transaction.

**	$9,476.14 previously paid.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	$9,476.14 Schedule TO-I Business Objects S.A. October 11, 2002

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

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Item 4. The terms of the Transaction
SIGNATURES

     This Amendment No. 5/Final Amendment announces the termination on November 19, 2002 of the offer to grant set forth on the Tender Offer Statement on Schedule TO filed by Business Objects S.A. (the “Company”) with the Securities and Exchange Commission on October 11, 2002, as amended on November 4, 2002, November 6, 2002, November 8, 2002 and November 12, 2002 (the “Schedule TO”). The Schedule TO relates to an offer by the Company to grant its eligible employees the opportunity to renounce the right to the benefit of options granted with exercise prices equal to or greater than 30 euros per share under the Business Objects S.A. 1999 Stock Option Plan, as amended, and the 2001 Stock Option Plan, as amended, to subscribe to or purchase Ordinary Shares, nominal value 0.10 euro per share, for a lesser number of new options, upon the terms and conditions described in the Offer to Grant dated October 11, 2002 (the “Offer to Grant”), the related email to eligible employees, the election form, and the notice of withdrawal (which together, as they may be amended from time to time constitute the “Offer”).

     This Amendment No. 5/Final Amendment to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Grant, the related email to eligible employees, the election form and the notice of withdrawal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, is incorporated in this Amendment No. 5/Final Amendment to the Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided below.

Item 4. The terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer expired at 11:59 p.m., New York City time, on November 19, 2002. Pursuant to the Offer, the Company has accepted for cancellation options to purchase 2,464,537 ordinary shares from 393 eligible employees, representing approximately 52% of the options that were eligible to participate in the Offer. Subject to the terms and conditions of the Offer, the Company will grant new options to subscribe to or purchase an aggregate of up to 994,120 ordinary shares sometime on or after May 22, 2003.

     In addition, pursuant to a separate offer made by the Company to grant eligible France-based employees the opportunity to renounce the right to the benefit of their eligible options on terms and conditions set forth in an offering document which does not form part of the Schedule TO (the “French Offer”), the Company has accepted for cancellation 308,742 ordinary shares from 78 eligible France-based employees. Subject to the terms and conditions of the French Offer, the Company will grant new options to subscribe to or purchase an aggregate of up to 125,551 ordinary shares sometime on or after May 22, 2003.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5/Final Amendment to Schedule TO is true, complete and correct.

Dated: November 26, 2002	BUSINESS OBJECTS S.A.

	By:	/s/ Bernard Liautaud

		Name:	Bernard Liautaud
		Title:	Chairman and Chief Executive Officer

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